Exhibit 99.2

Swvl Announces Reverse Share Split

Dubai, United Arab Emirates – January 25, 2022 – Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a global provider of transformative tech-enabled mass transit solutions, today announced that on January 4, 2023, the Company's Board of Directors approved a reverse stock split of its Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), at the ratio of one-for-25 such that every 25 issued Ordinary Shares would be combined into one Ordinary Share, with a par value of $0.0025 each (the “Reverse Share Split”). The Company’s Board of Directors also approved an amendment and restatement to the Company's Memorandum and Articles of Association to reflect the Reverse Share Split. No shareholder approval is required for the Reverse Share Split pursuant to the BVI Business Companies Act (as revised).

The Reverse Share Split is expected to be effective on January 25, 2023, following which the trading of the Company’s Ordinary Shares will begin trading on the Nasdaq Global Market (“Nasdaq”) on a split-adjusted basis at the start of trade on January 26, 2023. All options and warrants of the Company outstanding immediately prior to the Reverse Share Split will be appropriately adjusted by dividing the number of shares of the Ordinary Shares into which the options and warrants are exercisable or convertible by 25 and multiplying the exercise or conversion price thereof by 25, as a result of the Reverse Share Split.

The Company's Ordinary Shares will continue to trade on the Nasdaq under the symbol "SWVL" but will trade under the new CUSIP G86302125. The Company expects that the Reverse Share Split will allow the Company to regain compliance with the Nasdaq $1.00 minimum bid price requirement.

About Swvl

Swvl is a global provider of transformative tech-enabled mass transit solutions, offering intercity, intracity, B2B and B2G transportation. The Company’s platform provides complimentary semi-private alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and access to high-quality private buses and vans.

For additional information about Swvl, please visit www.swvl.com.

Forward Looking Statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. For example, Swvl is using forward-looking statement in this press release when it discusses the effective date for its Reverse Share Split, the date that trading in its Ordinary Shares will begin on a split-adjusted basis, the adjustment of all options and warrants that are exercisable or convertible and the Company’s expectation that the Reverse Share Split will allow the Company to regain compliance with the Nasdaq minimum bid price requirement. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the "SEC"), which is available on the SEC's website, www.sec.gov, and in subsequent SEC filings.

Contact

Youssef Salem

Swvl CFO

Investor.relations@swvl.com